Consolidated Financial Statements

For the Years Ended January 31, 2019 and 2018

(Expressed in U.S. Dollars)

C21 INVESTMENTS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

 C21 Investments Inc.

Opinion

We have audited the accompanying consolidated financial statements of C21 Investments Inc. (the "Company"), which comprise the consolidated statements of financial position as at January 31, 2019, 2018 and 2017, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years ended January 31, 2019 and 2018, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2019, 2018 and 2017, and its financial performance and its cash flows for the years ended January 31, 2019 and 2018, in accordance with International Financial Reporting Standards ("IFRS").

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the consolidated financial statements, which indicates that the Company incurred a net loss of $23,601,170 during the year ended January 31, 2019 and, as of that date, the Company’s current liabilities exceeded its current assets by $13,316,122. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis, Annual Information Form and the information other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report of Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Peter Maloff.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 30, 2019

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JANUARY 31,
(Expressed in U.S. dollars)

		2019	2018	2017
		- $ -	- $ -	- $ -
	Note		(Note 2)	(Note 2)
ASSETS
Current assets
Cash		9,067,095	209,235	65
Biological assets	6	1,870,540	-	-
Inventory	7	6,859,034	-	-
Prepaid expenses and deposits		608,002	9,762	-
Receivables	5	79,953	12,138	4,358
Total current assets		18,484,624	231,135	4,423
Property and equipment	9	2,082,010	-	-
Right-of-use assets	12	7,744,611	-	-
Intangible assets	10	13,368,580	-	-
Goodwill	10	29,230,651	-	-
Notes receivable and deposits	8	6,476,515	-	-
Restricted cash	4	46,035	48,417	45,278
TOTAL ASSETS		77,433,026	279,552	49,701

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11 & 25	4,981,116	152,168	351,356
Promissory note payable - current portion	13	21,000,000	-	-
Consideration payable	22	1,375,268	-	-
Derivative liability	16	23,097	-	-
Lease liabilities - current portion	12	4,421,265	-	-
Total current liabilities		31,800,746	152,168	351,356
Lease liabilities	12	3,486,700	-	-
Convertible promissory note	13	1,845,830	-	-
Convertible debentures	13	10,159,653	-	-
Promissory note payable	13	9,000,000	-	-
Reclamation obligation	14	53,484	57,189	53,955
TOTAL LIABILITES		56,346,413	209,357	405,311

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	15	52,923,983	13,554,610	12,820,278
Commitment to issue shares	15	1,044,881	-	-
Reserves	15	5,435,551	861,314	602,418
Accumulated other comprehensive income (loss)		(363,051)	7,852	(24,196)
Deficit		(37,954,751)	(14,353,581)	(13,754,110)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)		21,086,613	70,195	(355,610)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)		77,433,026	279,552	49,701

Nature of operations (Note 1)
Commitments (Note 18)
Taxation (Note 26)
Contingencies (Note 29)
Subsequent events (Note 31)

On behalf of the Board:

“Robert Cheney”	Director	“Michael Kidd”	Director

See accompanying notes to the consolidated financial statements

p. 3

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JANUARY 31,
(Expressed in U.S. dollars)

		2019	2018
	Note	-$-	-$-
			(Note 2 )

Revenue		2,585,511	-
Inventory expensed to cost of sales	7	2,681,864	-
Gross margin before the undernoted		(96,353)	-

Realized fair value adjustment on biological assets	6	405,170	-
Unrealized fair value adjustment on biological assets	6	(126,250)	-
Gross Profit		182,567	-

Expenses
General and administration	24	6,326,591	340,575
Sales, marketing, and promotion		2,306,357	-
Depreciation and amortization	9 & 10	579,757	-
Share based compensation	15	2,996,710	258,896
Total expenses		12,209,415	599,471
Loss before undernoted items		(12,026,848)	(599,471)
Other items
Interest expense		(391,961)	-
Accretion expense		(992,202)	-
Transaction costs	27	(10,134,732)	-
Other loss	28	(673,226)	-
Loss on disposal of assets	9	(90,100)	-
Interest and other income		337,986	-
Gain on change in fair value of derivative liabilities	16	369,913	-
Loss before income taxes		(23,601,170)	(599,471)

NET LOSS		(23,601,170)	(599,471)

Other comprehensive loss
Cumulative translation adjustment		(370,903)	32,048

LOSS AND COMPREHENSIVE LOSS		(23,972,073)	(567,423)

Basic and diluted loss per share		$(0.77)	$(0.11)

Weighted average number of common shares outstanding - basic and diluted		31,001,645	5,004,353

See accompanying notes to the consolidated financial statements

p. 4

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in U.S. dollars)

	Share capital		Reserves
				Equity		Accumulated
				component of		other
	Number of		Share based	convertible	Commitment	comprehensive
	shares	Amount	compensation	instruments	to issue shares	income (loss)	Deficit	Total
Balance at January 31, 2017	1,979,695	$12,820,278	$602,418	$-	$-	$(24,196)	$(13,754,110)	$(355,610)
Shares issued for cash	3,640,000	669,140	-	-	-	-	-	669,140
Shares issued for debt settlement	360,000	65,192	-	-	-	-	-	65,192
Share based compensation	-	-	258,896	-	-	-	-	258,896
Net loss and comprehensive loss for the year	-	-	-	-	-	32,048	(599,471)	(567,423)
Balance at January 31, 2018	5,979,695	$13,554,610	$861,314	$-	$-	$7,852	$(14,353,581)	$70,195

Balance at January 31, 2018	5,979,695	$13,554,610	$861,314	$-	$-	$7,852	$(14,353,581)	$70,195
Shares issued on convertible debenture subscription receipts, net	36,850,000	25,479,998	-	(2,958,335)	-	-	-	22,521,663
Shares issued for cash, net	2,082,000	3,919,162	-	-	-	-	-	3,919,162
Share based compensation - broker's warrants	-	-	233,275	-	-	-	-	233,275
Share based compensation - option issuance	-	-	2,996,710	-	-	-	-	2,996,710
Share based compensation - warrant issuance	-	-	1,394,883	-	-	-	-	1,394,883
Shares issued on settlement of loan	50,000	83,941	-	-	-	-	-	83,941
Shares issued on exercise of warrants	2,750	2,953	(840)	-	-	-	-	2,113
Shares issued on exercise of options	100,000	99,782	(49,791)	-	-	-	-	49,991
Shares issued on purchase of Silver State	12,500,000	8,951,375	-	-	-	-	-	8,951,375
Issuance of share payment note on EFF acquisition	-	-	-	-	1,877,043	-	-	1,877,043
Shares issued on exercise of EFF share payment note	940,810	832,162	-	-	(832,162)	-	-	-
Equity component of convertible debentures	-	-	-	2,958,335	-	-	-	2,958,335
Net loss and comprehensive loss for the year	-	-	-	-	-	(370,903)	(23,601,170)	(23,972,073)
Balance at January 31, 2019	58,505,255	$52,923,983	$5,435,551	$-	$1,044,881	$(363,051)	$(37,954,751)	$21,086,613

See accompanying notes to the consolidated financial statements

p. 5

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

		2019	2018
		- $ -	- $ -
	Note		(Note 2)
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss		(23,601,170)	(599,471)
Amortization of intangibles	10	239,924	-
Depreciation of property and equipment	9	383,098	-
Net effect of fair value changes in biological assets	6	278,920	-
Share based compensation	15	2,996,710	258,896
Transaction costs - share based compensation	15	1,577,527	-
Lease amortization	12	256,354	-
Impairment of goodwill	10 & 27	5,160,741	-
Accretion expense	13	992,202	-
Gain on change in fair value of derivative liabilities	16	(369,913)	-
Loss on disposal of assets	9	90,100	-
Changes in working capital items
Inventory	7	37,160	-
Receivables	5	(176,490)	(5,293)
Deposits		10,212	-
Accounts payable and accrued liabilities	11	1,272,139	(237,447)
Prepaid expenses		(514,367)	-

Cash used in operating activities		(11,366,853)	(583,315)
INVESTING ACTIVITIES
Change in restricted cash	4	-	(299)
Purchases of property and equipment	9	(208,079)	-
Loans to acquisition targets	8	(6,245,000)	-
Payment of liabilitis assumed on EFF acquisition	19	(3,341,624)	-
Deposits on property and equipment		(4,880)	-
Net cash outflow on acquisition of subsidiaries		(8,876,776)	-

Cash used in investing activities		(18,676,359)	(299)
FINANCING ACTIVITIES
Issuance of common shares		3,971,266	705,159
Issuance of convertible debentures		35,196,052	(11,908)

Cash provided by financing activities		39,167,318	693,251

Effect of foreign exchange on cash		(266,246)	99,532
Increase in cash during the year		8,857,860	209,169
Cash, beginning of year		209,235	66

Cash, end of year		9,067,095	209,235
NON-CASH TRANSACTIONS
During the year ended January 31, 2019:
The Company issued 765,795 non-transferable share purchase warrants as finders’ fees valued at $233,275.
There were interest payments of $483,622 (2018 - $nil).
No income taxes paid were paid (2018 - $nil).
The Company issued 50,000 common shares to settle debt of $83,941.
The Company issued 12,500,000 common shares valued at $8,951,375 for the acquisition of Silver State.
The Company issued 36,850,000 common shares valued at $25,479,998 upon the conversion of debentures.
The Company issued 940,810 common shares valued at $832,162 to settle a portion of a share payment note.
During the year ended January 31, 2018, the Company issued 360,000 common shares to settle debt of $65,192.

See accompanying notes to the consolidated financial statements

p. 6

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS and going concern

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its corporate office and its principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

Effective November 24, 2017, the Company changed its name to "C21 Investments Inc.". On June 15, 2018, the Company’s common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company’s request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its Common Shares in the United States and on May 6, 2019, its shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol CXXIF.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA and internationally.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation, the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares, options, warrants, and per share amount have been retroactively restated to reflect the share consolidation.

As at January 31, 2019, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 17).

The Company currently has operations in the recreational cannabis sectors in USA (Notes 19-21).

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company spent much of the year ended January 31, 2019 preparing for operations as a cannabis company in the US, incurring losses for corporate infrastructure development, investigation of potential acquisitions, and development of the Company’s current and future market presence in the US cannabis market. The Company reports a net loss of $23,601,170, an accumulated deficit of $37,954,751 and a working capital deficit of $13,316,122 at January 31, 2019. The ability of the Company to continue as a going concern is dependent on generating profitable operations and raising additional financing. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

Historically, management has been successful in obtaining adequate funding for operating and capital requirements. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. Subsequent to the year ended January 31, 2019, the Company completed a private placement unit financing for gross proceeds of C$7,713,500. Additionally, the Company is assessing various opportunities for additional financing through either debt or equity which will be used for current obligations, corporate working capital purposes and future acquisitions.

There is no assurance that the Company will generate sufficient profits from operations or secure financing adequate to cover its obligations and available on terms which are acceptable to management.

In the United States, 33 states, the District of Columbia, and four U.S. territories allow the use of medical cannabis. Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Washington, Vermont and the District of Columbia legalized the sale and adult-use of recreational cannabis.

p. 7

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS and going concern (continued)

At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970 ("Federal CSA"). Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level.

There remains uncertainty about the US federal government’s position on cannabis with respect to cannabis- legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The consolidated financial statements were authorized for issuance on May 30, 2019 by the directors of the Company.

Basis of preparation

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss. The financial statements are presented in U.S. dollars unless otherwise noted. Amounts in comparative years may have been reclassified to conform with the current year’s presentation.

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC").

Basis of consolidation

These consolidated financial statements as at and for the year ended January 31, 2019, incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 – Consolidated Financial Statements ("IFRS 10"). All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company’s wholly owned subsidiaries that are included in these consolidated financial statements as at and for the year ended January 31, 2019:

	Country of	Percentage	Functional
Name of Subsidiary	Incorporation	Ownership	Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

p. 8

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued) Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars. Having considered that the overall group’s activities are primarily driven out of the United States and comprised of U.S. dollar based transactions, and exposure to U.S. dollar markets and economic factors, management believes the change in presentation currency enables shareholders and potential investors of the Company to have a more accurate picture of the Company by aligning with the currency in which the Company operates. As such, the Company concluded that its presentation currency should change from the Canadian dollar to the U.S. dollar.

The first set of consolidated financial statements presented in U.S. dollars is for the year ending January 31, 2019. The presentation currency change was applied retrospectively and therefore the comparative figures for year ending January 31, 2018 have been restated to U.S. dollars. The functional currency of all C21’s subsidiaries is U.S. dollars. The functional currency of C21 Investments Inc. (parent company) is Canadian dollars and remains unchanged.

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income (loss).

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The Company then measures the biological assets at fair value less costs to sell and complete up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The effect of realized and unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations.

Inventories

Raw materials, work in process, and finished goods inventories are valued at the lower of cost and net realizable value. Harvested raw material cannabis inventories are transferred from biological assets at their fair value less cost to sell at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory insofar as cost is less than net realizable value. Inventories for resale, in addition to supplies and consumables, are valued at the lower of cost and net realizable value, with standard costing used to determine cost.

Inventories are measured at the lower of cost and net realizable value. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. The cost of inventory includes expenditures incurred in acquiring raw materials, production and conversion costs, depreciation and other costs incurred in bringing inventory to its existing location and condition. The Company uses the standard costing method to track and cost inventory items. The Company maintains three categories of inventory: raw materials, work in process and finished goods.

p. 9

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued) Property and equipment

Property and equipment are measured at cost less accumulated depreciation and losses on impairment. Depreciation of property and equipment begins when an asset is in the location and condition necessary to operate as management intended. Upon the sale or disposition of the asset, cost and accumulated depreciation are removed from property and equipment, with any resulting gain or loss recognized in the consolidated statement of loss and comprehensive loss.

Depreciation is provided on the straight-line basis over the useful lives of the assets as follows:

Leasehold improvements	shorter of the life of the improvement or the remaining life of the lease
Furniture & fixtures	5 years
Computer equipment	3 years
Machinery & equipment	2-7 years

Depreciation of property and equipment begins when an asset is in the location and condition necessary to operate as management intended. Upon the sale or disposition of the asset, cost and accumulated depreciation are removed from property and equipment, with any resulting gain or loss recognized in the consolidated statement of loss and comprehensive loss, as determined by comparing the proceeds from disposal with the carrying amount of the item.

Each part of an item of property and equipment with a significant cost in relation to the total cost of the asset, are depreciated separately, except when the significant part has a similar useful life and depreciation method as another part of that same asset. Insignificant parts of the same asset are depreciated together in the remainder of the asset.

During each financial year, the Company reviews the residual value, useful life and depreciation method for property and equipment, and makes any adjustment prospectively, if applicable.

Intangible assets and goodwill

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use. Licenses and customer relationships are amortized over 5 years, which reflect the useful lives of the intangible assets.

At the end of each fiscal year, the Company reviews the intangible assets’ estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis. Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for any impairment, or more frequently in the case that events or circumstances indicate that they may be impaired.

p. 10

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued) Impairment of long-lived assets

Long-lived assets include intangible assets and property and equipment, which are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that an impairment has occurred. In assessing impairment, the Company compares the carrying amount of the long- lived asset to the recoverable amount. The recoverable amount is the fair value of the asset less its value in use and cost of disposal. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as comprehensive income (loss) equal to the amount by which the carrying amount exceeds the recoverable amount. In a subsequent period, if an impairment loss reverses, the carrying amount of the long-lived asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been previously recognized.

Leases

The Company leases some items of property and equipment. Under IFRS 16 Leases ("IFRS 16"), the Company assesses whether a contract to rent an item of property and equipment is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date.

Pursuant to IFRS 16 lessee accounting model, the right-of-use asset is initially measured at cost, which includes the initial amount of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimates of costs to remove or dismantle the underlying asset or to restore the underlying asset or site on which the asset is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method. The lease liability is initially measured at the present value of the lease payments that are not paid as of the lease commencement date, discounted using the rate implicit in the lease or, if the implicit rate cannot be readily determined, the Company’s incremental borrowing rate.

The measurement of lease liabilities includes the following types of lease payments:

1)	fixed payments, including in-substance fixed payments;

2)	variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

3)	amounts expected to be payable under any residual value guarantees; and

4)

exercise price for options that the Company is reasonably certain to exercise for an extension or option to buy, and penalties for early termination of a lease unless the Company is reasonably certain that it will not terminate the lease early. The lease liability is measured at amortized costs using the effective interest method.

The lease liability is remeasured in the following circumstances:

1)	if there is a change in the future lease payments resulting from a change in index or rate;

2)	if there is a change in the Company’s estimation of the amount expected to be payable under a residual value guarantee; and

3)	if the Company changes its assessment of whether it will exercise an option to purchase, extend or terminate.

The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less and for low-value assets.

p. 11

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments

i. Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income ("FVOCI"); or (iii) fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed, and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL, where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Receivables and notes receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and restricted cash, are classified as FVTPL.

ii. impairment

An ‘expected credit loss’ impairment model applies that requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account, and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

iii. Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, promissory notes payable, consideration payable, convertible debentures, lease liabilities, and convertible promissory notes, are classified as amortized cost and carried on the consolidated statement of financial position at amortized cost. Derivative liabilities are carried at FVTPL.

Share based compensation

The Company measures equity settled share based payments based on their fair value at their grant date and recognizes share based compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as share capital and the related share based compensation is transferred from reserve to share capital.

p. 12

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity in other comprehensive income (loss).

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using the applicable tax rates and tax laws.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassess its unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the recovery of the Company's deferred tax asset.

Earnings (loss) per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive. The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti- dilutive.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable, for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of returns and discounts.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

For product sales of cannabis and cannabis derivative products, the Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Company measures goodwill as the fair value of the consideration, less the net recognized amount of the identifiable assets and liabilities assumed, all measured at fair value as of the acquisition date. Any excess of the fair value of the net assets acquired over the consideration, is a gain on business acquisition and would be recognized as a gain in the consolidated statement of loss and comprehensive loss.

p. 13

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Transaction costs

Transaction costs that are directly attributable to the acquisition of financial liabilities, other than those at FVTPL, are added to or deducted from the fair value of the financial liability on initial recognition, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately through profit and loss.

Transaction costs associated with a business combination, (i.e., other than those associated with the issuance of debt or equity,) are expensed as incurred as a line item in the consolidated statement of loss and comprehensive loss.

Reclamation obligation

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statement of loss and comprehensive loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of business combinations, impairment of long-lived assets, biological assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, and share based compensation.

i.Business combinations

Judgment is used in determining whether the Company’s acquisition is considered a business combination or an asset acquisition. Additionally, judgment is required to assess whether any amounts paid on the achievement of agreed upon milestones represents contingent consideration or compensation for post- acquisition services. Judgment is also required to assess whether contingent consideration arising from an acquisition should be classified as a liability or equity. Contingent consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement by the Company is accounted for within equity. Contingent consideration classified as a liability is remeasured at subsequent reporting dates in accordance with IAS 39 – Financial Instruments: Recognition and Measurement, or IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

p. 14

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

ii. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of value-in-use and fair value less costs of disposal. Determining the value-in-use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. As at January 31, 2019 the Company recorded impairment of non-financial assets of $5,160,741.

iii. Biological assets and inventories

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compare the inventory cost versus net realizable value.

The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield or quality will be reflected in future changes in the gain or loss on biological assets.

iv. Fair value measurements

Certain assets and liabilities held by the Company are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent that such data is available. In certain situations where Level 1 inputs are not available, the Company engages qualified, third-party valuators to perform the valuation.

v. Estimated useful lives and depreciation and amortization of property, equipment and intangible assets

The Company’s depreciation and amortization of property, equipment and intangible assets are dependent on the estimation of the assets’ useful lives, which requires management to exercise judgment. The Company’s assessment of any impairment of assets is dependent on its estimation of recoverable amounts that consider various factors, including market and economic conditions and the assets’ useful lives.

vi. Income taxes

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

vii. Share based compensation

The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company’s estimate of share based compensation is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

p. 15

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

viii.New accounting standards adopted

a. Financial instruments
Effective February 1, 2018, the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") which replaced IAS 39 – Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to IAS 39:

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated, and no material changes resulted from adopting this new standard.

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company has minimal credit history and credit transactions.

b. Revenue from contracts with customers
Effective February 1, 2018, the Company adopted IFRS 15 – Revenue from contracts with customers ("IFRS 15"). IFRS 15 utilizes a methodical framework for entities to follow that recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The change did not impact the accumulated revenue recognized or the related assets and liabilities on the transition date. The Company has assessed the impact from this new standard. Under IFRS 15, revenue from the sale of cannabis would be recognized at the point in time when control over goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s previous revenue recognition policy under IAS 18. Based on the Company’s assessment, the adoption of this new standard did not have a material impact on its consolidated financial statements.

c. Leases
Effective February 1, 2018, the Company adopted IFRS 16 using the modified retrospective approach and therefore comparative information has not been restated and continues to be reported under IAS 17 – Leases ("IAS 17") and IFRIC 4 – Determining Whether an Arrangement Contains a Lease ("IFRIC 4"). Under IFRS 16, the Company assesses whether a contract is, or contains, a lease. For contracts that are, or contain leases, the Company recognizes a right-of-use asset and lease liability at the commencement date.

ix.New standards not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended January 31, 2019 and have not been applied in preparing these consolidated financial statements. The new and revised standards are as follows:

i.

IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

p. 16

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

3.	CHANGE IN PRESENTATION CURRENCY AND COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

During the year ended January 31, 2019, the Company changed its presentation currency from CAD to USD for reasons discussed in Note 2. The comparative periods were translated at year end foreign exchange rates except for equity, which was translated using applicable historical rates.

4.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator ("AER") under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment.

5.	RECEIVABLES

	January 31,	January 31,	January 31,
	2019	2018	2017
Taxes receivable	$65,476	$12,138	$4,358
Trade receivable	69,692	-	-
Allowance for doubtful accounts	(55,215)	-	-
	$79,953	$12,138	$4,358

All of the Company’s trade and other receivables have been reviewed for indicators of impairment. Accounts receivable more than 90 days past due totaled $6,000 at January 31, 2019 (January 31, 2018 – $nil).

6.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The continuity for biological assets for the year ended January 31, 2019, was as follows:

Balance, January 31, 2018 and 2017	$-
Acquired biological assets	2,298,534
Fair value adjustment on biological assets	(278,920)
Increase in biological assets due to capitalized costs	1,751,906
Transferred to inventory upon harvest	(1,900,980)
Balance, January 31, 2019	$1,870,540

Biological assets are valued in accordance with IAS 41 – Agriculture ("IAS 41") and are presented at their fair values less costs to sell up to the point of harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at January 31, 2019, on average, the biological assets were 51% complete as to the next expected harvest date.

p. 16

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

6.	BIOLOGICAL ASSETS (continued)

The significant unobservable inputs and their range of values are noted in the table below:

			Effect on Fair Value as of January 31:
Significant Inputs
and Assumptions	Range of Inputs	Sensitivity	2019	2018 and 2017
Selling Price Per	$0.14 to $5.93	Increase 5%	$12,001	N/A (1)
Gram		Decrease 5%	$(9,200)
Estimated Yield Per	237.87 to 257.10 grams	Increase 5%	$91,756	N/A (1)
Cannabis Plant		Decrease 5%	$(91,756)

(1) The Company had no biological assets as of January 31, 2018 and 2017

During the year ended January 31, 2019, the Company’s biological assets produced 1,184,756 grams (2018 and 2017 – nil).

7.	INVENTORY

Inventories consist of:

	January 31,	January 31,	January 31,
	2019	2018	2017

Finished goods	$2,283,439	$-	$-
Work in progress	4,575,595	-	-
	$6,859,034	$-	$-

Inventories expensed (excluding fair value adjustments) during the year ended January 31, 2019 was $2,681,864. At January 31, 2019, the Company recognized fair value adjustments of $278,920 (2018 and 2017 - $nil).

As at January 31, 2019, $59,089 of amortization was capitalized to inventory (2018 and 2017 - $nil).

8.	NOTES RECEIVABLE AND DEPOSITS

Note receivable and deposits consist of:

	January 31,	January 31,	January 31,
	2019	2018	2017
Promissory notes receivable	$5,345,000	$-	$-
Deposit on acquisition	900,000	-	-
Accrued interest receivable	216,897	-	-
Additional advances	14,618	-	-
	$6,476,515	$-	$-

p. 18

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

8.	NOTES RECEIVABLE AND DEPOSITS (continued)

Notes receivable

During the year ended January 31, 2019, the Company entered into agreements for the following notes receivable from private companies in the cannabis industry:

a)

the Company loaned a total of $3,845,000 to Swell Companies Ltd. ("Swell") by way of promissory notes. Subsequent to January 31, 2019, a further $1,055,000 was advanced to Swell on a $5,400,000 promissory note, which replaced all previous promissory notes. The note accrues interest at 0.833% monthly and is secured over all of the entity’s fixed and floating assets. The principal amount of up to $5,400,000 plus any accrued and unpaid interest is due on or before May 30, 2019. Accrued interest on this note is $190,264 at January 31, 2019.

b)

the Company loaned a total of $1,500,000 to Phantom Venture Group, LLC. ("Phantom") by way of promissory note. The note accrues interest at 0.333% monthly and is secured over all of the entity’s fixed and floating assets, the principal amount plus any accrued and unpaid interest is due on or before March 31, 2019. (Note 31). Accrued interest on this note is $26,633 at January 31, 2019. An additional $14,618 was advanced to Phantom pre-acquisition for ongoing operational costs during the year ended January 31, 2019.

Subsequent to the year ended January 31, 2019, the Company completed transactions to acquire Swell and Phantom (Note 31).

Deposits on acquisitions

Pursuant to a definitive agreement for the acquisition of Phantom, the Company made an advance deposit of $900,000 to be applied to the purchase consideration. The advance was made by the issuance of a promissory note that accrues interest at 0.333% monthly and is secured over all of the entity’s fixed and floating assets. The principal amount plus any accrued and unpaid interest is due on or before March 31, 2019 (Note 31).

9.	PROPERTY AND EQUIPMENT

As at January 31, 2019, the details of the Company’s property and equipment are as follows:

	Leasehold	Furniture	Computer	Machinery &	Total
	improvements	& fixtures	equipment	equipment
Cost
Balance, January 31, 2018 & 2017	$-	$-	$-	$-	$-
Assets from acquisition	1,352,393	416,609	66,358	511,769	2,347,129
Additions	107,402	62,255	30,427	7,995	208,079
Disposals	-	-	-	(90,100)	(90,100)
Balance, January 31, 2019	$1,459,795	$478,864	$96,785	$429,664	$2,465,108
Accumulated Depreciation
Balance, January 31, 2018 & 2017	$-	$-	$-	$-	$-
Depreciation expense	(301,583)	(65,074)	(7,619)	(8,822)	(383,098)
Disposals	-	-	-	-	-
Balance, January 31, 2019	$(301,583)	$(65,074)	$(7,619)	$(8,822)	$(383,098)
Carrying amount, January 31, 2019	$1,158,212	$413,790	$89,166	$420,842	$2,082,010

Assets no longer in use by the Company with a net book value of $90,100 were disposed of for $nil proceeds during 2019, resulting in a loss on disposal of $90,100 recorded in the consolidated statement of loss and comprehensive loss.

Total depreciation expense for the year ended January 31, 2019 is $383,098 (2018 - $nil). Of the total expense, $354,560 was allocated to inventory during the year ended January 31, 2019 (2018 - $nil).

p. 19

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

10.	INTANGIBLE ASSETS AND GOODWILL

The continuity of the intangible assets for the years ended January 31, 2019, 2018and 2017 is as follows:

	Dispensary	Cultivation	Customer	Start up	Total
	license	license	relationships	costs
Cost
Balance, January 31, 2018 & 2017	$-	$-	$-	$-	$-
Additions	-	-	-	-	-
Additions from acquisitions	11,840,274	220,000	1,540,447	7,783	13,608,504
Disposals / adjustments	-	-	-	-	-
Balance, January 31, 2019	$11,840,274	$220,000	$1,540,447	$7,783	$13,608,504
Accumulated Amortization
Balance, January 31, 2018 & 2017	$-	$-	$-	$-	$-
Amortization expense	(196,504)	(17,667)	(25,674)	(79)	(239,924)
Disposals / adjustments	-	-	-	-	-
Balance, January 31, 2019	$(196,504)	$(17,667)	$(25,674)	$(79)	$(239,924)
Carrying amount, January 31, 2019	$11,643,770	$202,333	$1,514,773	$7,704	$13,368,580

The continuity of the goodwill for the years ended January 31, 2019, 2018 and 2017 is as follows:

	Eco Firma	Silver State	Megawood	Total
	Farms, LLC	Companies	Enterprises, Inc.
Balance, January 31, 2018 & 2017	$-	$-	$-	$-
Additions from acquisitions	5,160,741	28,541,323	689,328	34,391,392
Disposals / adjustments	(5,160,741)	-	-	(5,160,741)
Balance, January 31, 2019	$-	$28,541,323	$689,328	$29,230,651

Total amortization expense from intangible assets for the year ended January 31, 2019 is $239,924 (2018 and 2017 - $nil). Of the total expense, $nil was allocated to inventory during the years ended January 31, 2019, 2018 and 2017.

The Company tested each group of the Company’s cash-generating units ("CGUs") for impairment at January 31, 2019. The estimated recoverable amount of the Oregon geographic CGU was lower than the segment’s carrying value due to EFF. The Company recognized an impairment loss on goodwill for EFF of $5,160,741; this loss has been treated as a transaction cost on the acquisition of subsidiaries and is disclosed in Note 27.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	January 31,	January 31,
	2019	2018	2017
Accounts payable	$1,398,196	$85,014	$307,335
Accrued liabilities	3,297,310	44,796	44,021
Interest payable	285,610	22,358	-
	$4,981,116	$152,168	$351,356

p. 20

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

12.	LEASE LIABILITIES and right-of-use assets

Under IFRS 16 – Leases, the Company assesses whether a contract is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date. If the contract does not contain a lease, then the contract is classified as a service that is not reported on the statement of financial position.

The Company has identified five contracts executed by the Company’s wholly owned subsidiaries that are leases as defined under IFRS 16. In analyzing the identified agreements, the Company applied the lessee accounting model pursuant to IFRS 16 and considered all of the facts and circumstances surrounding the inception of the contract (but not future events that are not likely to occur). Lease liabilities were calculated with discount rates ranging from 10-20%.

Based on all the facts and circumstances at the inception of the contract, the Company has determined that all identified agreements contain a lease as defined by IFRS 16, including:

Entity Name/Lessee	Asset	Contains a lease?	Useful life (years)
Eco Firma Farms LLC	Land/Building	Yes	40
Silver State Cultivation LLC	Land/Building	Yes	5
Silver State Relief LLC (Sparks)	Land/Building	Yes	5
Silver State Relief LLC (Fernley)	Land/Building	Yes	5
Megawood Enterprises Inc.	Land/Building	Yes	5

The financial statement effects concerning lease liabilities are as follows:

Maturity Analysis - contractual undiscounted cash flows
Less than one year	$5,333,165
One to five years	3,871,483
Total undiscounted lease liabilities at January 31, 2019	$9,204,648
Lease liabilities included in the statement of financial position
Current	4,421,265
Non-current	3,486,700
Balance, January 31, 2019	$7,907,965
Amounts recognized in profit or loss
Interest on lease liabilities	$85,501
Expenses relating to short-term leases	$16,156
Total cash outflow for leases	$546,104

The financial statement effects concerning right-of-use assets are as follows:

Cost
Balance, January 31, 2018 & 2017	$-
Right-of-use additions	7,861,107
Balance, January 31, 2019	$7,861,107
Accumulated Amortization
Balance, January 31, 2018 & 2017	$-
Right-of-use additions	(116,496)
Balance, January 31, 2019	$(116,496)
Carrying Amount, January 31, 2019	$7,744,611

p. 21

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

13.	CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

Convertible notes (or debentures) are compound financial instruments that are accounted for based on their components of financial liability and equity. The financial liability component represents the Company’s future obligation to pay coupon interest and principal. The liability component is initially measured at its net present value and subsequently measured at its amortized cost. After the net present value of the financial liability is determined, any residual amount is reported as an equity instrument at the convertible debentures’ issuance date.

Transaction costs related to the issuance of convertible notes are apportioned to their respective financial liability and equity components in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the convertible notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note’s term until its maturity date.

The following is a continuity of the Company’s convertible debentures denominated in U.S. dollars:

Convertible debentures
	March 26,	December 31,	January 30,
	2018	2018	2019	Total
	(a)	(b)	(c)
Balance, January 31, 2018 & 2017	$-	$-	$-	$-
Issued	25,996,000	3,711,179	7,447,350	37,154,529
Equity portion	(2,958,335)	-	-	(2,958,335)
Conversion	(22,521,663)	-	-	(22,521,663)
Transaction Costs	(938,271)	(550,709)	(469,497)	(1,958,477)
Interest paid	(452,956)	(31,807)	-	(484,763)
Accretion Expense	875,225	53,137	-	928,362
Balance, January 31, 2019	$-	$3,181,800	$6,977,853	$10,159,653

The following is a continuity of the Company’s convertible promissory notes denominated in U.S. dollars:

Convertible promissory notes
	June 13,2018	January 23,	Total
		2019
	(d)	(e)
Balance, January 31, 2018 & 2017	$-	$-	$-
Issued	2,000,000	175,000	2,175,000
Derivative liabilities	(393,010)	-	(393,010)
Accretion Expense	63,840	-	63,840
Balance, January 31, 2019	$1,670,830	$175,000	$1,845,830

p. 22

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

13.	CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following is a continuity of the Company’s promissory notes denominated in U.S. dollars:

Promissory note payable

	January 1, 2019 (f)	Total
Balance, January 31, 2018 & 2017	$-	$-
Issued	30,000,000	30,000,000
Additions	-	-
Exercised	-	-
Balance, January 31, 2019	$30,000,000	$30,000,000
Current portion	$21,000,000	$21,000,000
Long-term portion	$9,000,000	$9,000,000

The following transactions occurred during the year ending January 31, 2019:

(a)

On March 26, 2018, the Company completed a non-brokered convertible debenture private placement in the total principal amount of C$33,500,000, in which the Company paid C$1,209,112 in transaction costs. Each convertible debenture accrues interest at a rate of 8% per annum, compounded annually, and is fully due and payable on March 26, 2020. The calculation of the debt considered a discount rate of 15%. The convertible debentures are convertible into common shares at a conversion price of C$1.00 per conversion share, which are subject to the Company being fully listed for trading on the CSE. Upon the Company receiving final approval to list its common shares on the CSE, the convertible debentures will be forced to convert into a total of 33,500,000 common shares of the Company. In connection with the private placement, the Company issued non-transferable share purchase warrants for the purchase of up to 765,795 common shares of the Company. The Warrants are exercisable at C$1.00 per share commencing on the date of listing of the Company on the CSE and will expire on March 25, 2019. On June 18, 2018, the Company listed on the CSE and forced conversion of the convertible debentures in the total principal amount of C$33,500,000 to 33,500,000 common shares and issued 3,350,000 common shares as a loan bonus.

(b)

On December 31, 2018, the Company completed the first tranche of a brokered convertible debenture private placement of units for total gross proceeds of C$5,063,000, for which the Company paid C$664,001 in transaction costs. Each unit consists of one C$1,000 principal amount 10% unsecured convertible debenture and one-half of one debenture purchase warrant. The calculation of the debt considered a discount rate of 10%. Each whole warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000 per warrant debenture. The calculation of the debt considered a discount rate of 10%. The debentures are convertible to the Company’s common shares at a price of C$0.80 per common share. The warrant debentures are convertible into the Company’s common shares at a price of C$0.90 per common share. The debentures and warrant debentures mature two years from the date of issue. Each of the debentures and warrant debentures, as applicable, accrues interest at a rate of 10% per annum, compounded annually, and is fully due and payable on December 31, 2020.

(c)

On January 30, 2019, the Company completed the second and final tranche of a brokered convertible debenture private placement of units for total gross proceeds of C$9,825,000, for which the Company paid C$619,389 in transaction costs. Each unit consists of one C$1,000 principal amount 10% unsecured convertible debenture and one-half of one debenture purchase warrant. Each whole warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000 per warrant debenture.

p. 23

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

13.	CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The calculation of the debt considered a discount rate of 10%. The debentures are convertible to the Company’s common shares at a price of C$0.80 per common share.

The warrant debentures are convertible into the Company’s common shares at a price of C$0.90 per common share. The debentures and warrant debentures mature two years from the date of issue. Each of the debentures and warrant debentures, as applicable, accrues interest at a rate of 10% per annum, compounded annually, and is fully due and payable on January 30, 2021.

(d)

On June 13, 2018, the Company issued a convertible promissory note to the vendor that sold Eco Firma Farms, LLC to the Company in the principal amount of $2,000,000. The convertible note is convertible at a conversion price of $1.00 per share and $0.825 per conversion share dependent upon the vendor. The convertible note accrues interest at a rate of 4% per annum, compounded annually, and is fully due and payable on June 13, 2021, and subsequent to year ending January 31, 2019, one vendor converted their portion of the convertible note to 977,479 common shares. On issuance, the Company determined the conversion feature was a derivative liability (Note 16).

(e)

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000. The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020. On issuance, the Company determined the conversion feature was a derivative liability (Note 16).

(f)

On January 1, 2019, the Company issued a promissory note to the vendor that sold Silver State to the Company in the principal amount of $30,000,000. The note is payable in the following principal installments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum. Accrued and unpaid interest at January 31, 2019 totaled $254,795. The note is secured by the all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

14.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

15.	SHARE CAPITAL AND RESERVES

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company’s shareholders’ meetings.

p. 24

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

15.	SHARE CAPITAL AND RESERVES (continued)

The following table reflects the continuity of share capital from January 31, 2017 to January 31, 2019:

	Number of Shares	Amount
Balance January 31, 2017	1,979,695	$12,820,278
Shares issued - private placement financing (ii)	3,640,000	669,140
Shares issued - to settle aged payables (iii)	360,000	65,192
Balance, January 31, 2018	5,979,695	$13,554,610
Shares issued - conversion of debentures (iv)	36,850,000	$25,479,998
Shares issued - to settle aged payables (v)	50,000	83,941
Shares issued - private placement financing (vi)	2,082,000	3,919,162
Shares issued - warrant exercises (vii)	2,750	2,953
Shares issued - option exercises (viii)	100,000	99,782
Shares issued - acquisition of Silver State (ix)	12,500,000	8,951,375
Shares issued - settle share payment note (x)	940,810	832,162
Balance, January 31, 2019	58,505,255	$52,923,983

(i)

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares, options, warrants, and per share amount have been retroactively restated to reflect the share consolidation.

(ii)	On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of C$0.25 per common share for gross proceeds of C$910,000.

(iii)	On May 30, 2017, the Company settled C$90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares.

(iv)

On June 18, 2018, the Company forced conversion of its convertible debenture issued March 26, 2018 and accordingly issued 36,850,000 common shares, which included 3,350,000 bonus shares pursuant to the convertible debenture subscription agreement.

(v)	On July 6, 2018, the Company settled C$110,000 of accounts payable and accrued liabilities through the issuance of 50,000 common shares.

(vi)

On July 19, 2018, the Company completed a private placement and issued 2,082,000 units, at C$2.50 per unit, each unit consisting of one common share and one half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at C$5.00 per warrant on or before July 18, 2019 for gross proceeds of C$5,205,000. In connection to this private placement, the Company recorded C$11,532 in related costs.

(vii)	On July 31, 2018, the Company issued 2,750 common shares upon the exercise of warrants.

(viii)	On August 22, 2018, the Company issued 100,000 common shares upon exercise of stock options.

(ix)	On January 15, 2019, the Company issued 12,500,000 shares as consideration for the purchase of Silver State (Note 20).

(x)	On January 25, 2019, the Company issued 940,810 shares to settle its modified share payment note as consideration for the purchase of EFF.

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. A portion of the share payment note was called by a vendor for their 940,810 shares.

p. 25

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

15.	SHARE CAPITAL AND RESERVES (continued)

Warrants

On June 15, 2018, a total of 3,350,000 warrants were issued as compensation to employees, management, directors, and consultants, allowing them to purchase common shares exercisable, on or before June 14, 2019, at an exercise price of C$1.38 per share. The estimated grant date fair value of these warrants was $1,394,883, or a C$1.38 weighted average fair value per option. The grant date fair values of the warrants granted above were based on the following assumptions: expected life of 1 years; expected volatility of 102.6%; risk free interest rate of 1.88%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

The Company paid a total of C$1,162,045 cash in share issuance costs. The Company also issued 765,795 non-transferable share purchase warrants as finders’ fees on the March 2018 debenture financing valued at $233,275. The fair values were based on the following assumptions: share price at grant date of C$1.00; exercise price of C$1.00; expected life of 1 year; expected volatility of 102.60%; risk free interest rate of 1.88%; expected divided yield rate of 0%; and forfeiture rate of 0%. The warrants are exercisable at C$1.00 per share and will expire on March 25, 2019.

The following table summarizes the Company’s warrant activity for the years ended January 31, 2019, 2018 and 2017:

	Warrants outstanding

		Weighted average	Weighted average
	Warrants	exercise price	remaining life
	outstanding	- C$ -	(years)
Balance January 31, 2018 & 2017	-	-	-
Issued	5,156,795	2.05	0.86
Exercised	(2,750)	1.00	-
Balance, January 31, 2019	5,154,045	2.05	0.86

As at January 31, 2019, the following warrants were outstanding and exercisable:

	Exercise Price	Number of Warrants
Expiry Date	- C$ -
March 25, 2019 (1)	1.00	763,045
June 14, 2019 (2)	1.38	3,350,000
July 18, 2019	5.00	1,041,000
		5,154,045

(1) Subsequent to January 31, 2019, all of these warrants were exercised before expiry.
(2) Subsequent to January 31, 2019, 152,000 of these warrants were exercised.

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

The Company adopted a Restricted Stock Unit plan (the "Plan") on July 17, 2018 but has not issued any units under the Plan. The Plan allows for up to 750,000 total units to be issued, adjustable upon approval by the compensation committee, but not to exceed 10% of common shares outstanding.

p. 26

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

15.	SHARE CAPITAL AND RESERVES (continued)

On June 26, 2018, a total of 1,940,000 stock options were granted to purchase common shares exercisable on or before June 25, 2021, at an exercise price of C$2.80 per share. The estimated grant date fair value of these options was $2,816,264. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 111.61%; risk free interest rate of 1.87%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

On June 28, 2018, a total of 100,000 stock options were granted to purchase common shares exercisable on or before June 27, 2021, at an exercise price of C$2.80 per share. The estimated grant date fair value of these options was $138,778. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 111.61%; risk free interest rate of 1.91%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

On October 16, 2018, a total of 75,000 stock options were granted to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of C$1.33 per share. The estimated grant date fair value of these options was $41,668. The grant date fair values of the options granted above were based on the following assumptions: expected life of 2 years; expected volatility of 111.61%; risk free interest rate of 2.30%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

On October 16, 2017, a total of 515,000 stock options were granted to purchase common shares, exercisable on or before October 15, 2020, at an exercise price of C$0.65 per share. The estimated grant date fair value of these options was $258,896. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 357%; risk free interest rate of 1.57%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

During the year ended January 31, 2019, 100,000 (2018 – nil) options were exercised for proceeds of $49,991 (2018 – $nil). On exercise, the Company transferred $49,791 from reserves to share capital.

Details of the Company’s stock options outstanding and exercisable are as follows:

	Options outstanding and exercisable
	Options	Weighted average	Weighted average
	outstanding	exercise price	remaining life
	and exercisable	- C$ -	(years)
Balance, January 31, 2017	-	-	-
Granted	515,000	0.65
Balance January 31, 2018	515,000	0.65	2.71
Granted	2,115,000	2.75
Exercised	(100,000)	0.65
Cancelled	(10,000)	0.65
Balance, January 31, 2019	2,520,000	2.41	2.30

As at January 31, 2019, the following stock options were outstanding and exercisable:

	Exercise Price	Number of
Expiry Date	- C$ -	Options
October 15, 2020 (1)	0.65	405,000
June 25, 2021	2.80	1,940,000
June 27, 2021	2.80	100,000
October 15, 2020	1.33	75,000
		2,520,000

(1) Subsequent to January 31, 2019, 80,000 of these options were exercised.

p. 27

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

16.	DERIVATIVE LIABILITY

The following table reflects the continuity of derivative liability from January 31, 2017 to January 31, 2019:

Balance, January 31, 2018 and 2017	$-
On acquisition - June 13, 2018	393,010
On acquisition - January 23, 2019	-
Fair value adjustment on derivative liabilities	(369,913)
Balance, January 31, 2019	$23,097

Inputs into the calculation of the fair value adjustment are as follows:

	January 31,	January 23,	June 13,
	2019	2019	2018
Discount rate	1.91%	1.91%	1.91%
Expected life in years	2.5	1.0	3.0
Expected volatility of foreign exchange	5.84%	5.84%	6.66%

17.	SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management’s agreed upon allocation of costs beyond gross margin.

Segmented operational activity and balances are as follows:

2019	Oregon	Nevada	Corporate	Consolidated
Total revenue	$500,376	$2,085,135	$-	$2,585,511
Gross profit (loss)	$(1,456,382)	$1,638,949	$-	$182,567
Operating expenses	(1,069,567)	(734,635)	(10,405,213)	(12,209,415)
Other losses	(1,562,927)	(34,821)	(9,976,574)	(11,574,322)
Net profit (loss)	$(4,088,876)	$869,493	$(20,381,787)	$(23,601,170)
Assets	$6,578,366	$54,928,722	$15,925,938	$77,433,026
Liabilities	$7,976,115	$36,369,603	$12,000,695	$56,346,413

18.	COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada and Oregon, as well as consulting agreements.

At January 31, 2019, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
2020	$4,478,698	$1,224,000	$5,702,698
2021	49,350	1,025,000	1,074,350
2022	50,400	900,000	950,400
2023	52,800	900,000	952,800
2024	40,950	825,000	865,950
	$4,672,198	$4,874,000	$9,546,198

p. 28

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

19.	ACQUISITON OF ECO FIRMA FARMS

On June 13, 2018, the Company acquired all membership units of EFF, a licensed recreational cannabis cultivation operation located outside of Portland, Oregon for total consideration of $7,849,684 comprised of assumed liabilities of $3,944,049, a convertible promissory note for $2,000,000 and a share payment note for $1,905,635.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 – Business Combinations ("IFRS 3"), with the assets and liabilities acquired recorded at their fair values at the acquisition date. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	65,572
Receivables	122,840
Inventory	723,170
Biological assets	184,617
Other assets	70,120
Property and equipment	1,736,628
Right-of-use asset	3,689,418
Lease liability	(3,689,418)
Cultivation license	120,000
Goodwill	5,160,741
Accounts payable and accrued liabilities	(334,004)
Total assets and liabilites acquired	7,849,684
Liabilities assumed	3,944,049
Convertible promissory note	2,000,000
Share payment note	1,905,635
Total consideration	7,849,684

On June 13, 2018, in conjunction with the acquisition of EFF, the Company issued a share payment note in the amount of $1,905,635 without interest, by the allotment and issuance of 2,142,000 common shares of C21, any time after October 15, 2018. The Company recognized the share payment note within equity.

On June 13, 2018, in conjunction with the acquisition of EFF, the Company issued a convertible promissory note for $2,000,000 maturing June 13, 2021. The value of the financial and derivative liability component was determined at the date of issuance in the amounts of $1,606,990 and $393,010 respectively (Note 13). Subsequent to the year ending January 31, 2019, one of the vendors that sold EFF, converted their portion of the convertible note to 977,479 common shares.

An earn-out amount was contemplated in the purchase agreement and amendment to the purchase agreement, in which the Company agreed to deliver to the vendors one common share of C21, at a deemed issue price of $1.00 per share if the EBITDA earned by the Company if upon satisfying the agreed upon amounts ("Earn Out") and average wholesale flower prices were in excess of $1,400 per pound. Management has determined that the Earn Out has $nil value.

At January 31, 2019, it was determined that the goodwill amounts for EFF were impaired and should be written off. The Company has written off $5,160,741 of goodwill in relation to EFF for the year ended January 31, 2019 (Note 10).

p. 29

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

20.	ACQUISITION OF SILVER STATE

On January 1, 2019, the Company acquired all membership units of Silver State Relief LLC and Silver State Cultivation LLC, which collectively form an integrated licensed cannabis operation comprised of two dispensary locations in Sparks and Fernley Nevada, and a cultivation and processing facility in Sparks Nevada (hereinafter called "Silver State"). The Company acquired Silver State for total consideration of $49,105,048 comprised of cash deposits upon closing of $9,009,800, consideration payable of $1,143,873, common shares issued in the amount of $8,951,375, and a promissory note for $30,000,000 (Note 13).

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	417,453
Inventory	5,903,468
Biological assets	2,113,917
Other assets	16,085
Property and equipment	569,518
Right-of-use assets	3,950,682
Lease liability	(3,857,682)
Customer relationships	1,540,447
Dispensary licenses	11,790,274
Cultivation license	100,000
Goodwill	28,541,323
Accounts payable and accrued liabilities	(1,980,437)
Total assets and liabilities acquired	49,105,048
Cash deposits on closing date	9,009,800
Consideration payable	1,143,873
Promissory note payable	30,000,000
Common shares issued	8,951,375
Total consideration	49,105,048

Impact of acquisition on the results of the Company

If this acquisition had been in effect at February 1, 2018, estimated revenues would have been $22.8M higher and estimated net income $10M higher.

p. 30

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

21.	ACQUISITION OF MEGAWOOD ENTERPRISES

On January 23, 2019, the Company acquired all shares of Megawood Enterprises, Inc., a licensed cannabis retail operation located in Portland, Oregon for total consideration of $794,888 comprised of consideration paid/payable of $650,000, closing working capital deficit of $30,112, and a convertible promissory note for $175,000.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and the allocation of the purchase price is as follows:

- $ -
Cash	38,570
Inventory	46,162
Other assets	10,705
Property and equipment	40,983
Right-of-use asset	221,007
Lease liability	(221,007)
Dispensary license	50,000
Goodwill	689,328
Accounts payable and accrued liabilities	(80,860)
Total assets and liabilities acquired	794,888
Cash consideration paid	280,000
Consideration payable	231,395
Convertible promissory note	175,000
Advances to vendor cancelled upon closing	138,605
Closing working capital deficit receivable	(30,112)
Total consideration	794,888

22.	Consideration payable

The following table reflects the continuity of consideration payable from January 31, 2017 to January 31, 2019:

Balance, January 31, 2018 and 2017	$-
Silver State acquisition - January 1, 2019 (Note 20)	1,143,873
Megawood acquisition - January 23, 2019 (Note 21)	231,395
Balance, January 31, 2019	$1,375,268

p. 31

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company’s cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and two credit unions in Oregon and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

The Company’s notes receivables are placed with acquisition targets (Note 31). If an unlikely event occurred which delayed regulatory approval for an extended period of time or permanently, the risk of default on these notes would be increased based on the liquidity of the acquisition targets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The following table summarizes the Company’s contractual maturity for its financial liabilities, including both principal and interest payments:

	Carrying	Contractual				More than
	amount	cash flows	Under 1 year	1-3 years	3-5 years	5 years
As at January 31, 2019
Trade and other payables	$4,981,116	$4,981,116	$4,981,116	$-	$-	$-
Lease payments	7,907,965	8,243,168	2,092,692	6,150,476	-	-
Convertible debt	12,005,483	15,858,837	175,000	15,683,837	-	-
Consideration payable	1,375,268	1,375,268	1,375,268	-	-	-
Notes and other borrowings	30,000,000	30,000,000	21,000,000	9,000,000	-	-
Total	$56,269,832	$60,458,389	$29,624,076	$30,834,313	$-	$-

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign currency risk

The Company has administration in Canada and operations in the U.S. and is exposed to foreign exchange risk due to fluctuations in the U.S. dollar and Canadian dollar. Foreign exchange risk arises from financial assets and liabilities denominated in currency other than the U.S. dollar. A change of 10% in the CAD/USD exchange rate would impact loss and comprehensive loss by $1,867,000.

p. 32

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (continued)

Capital Management

The Company’s objectives when managing its capital are to ensure there are sufficient capital resources to continue operating as a going concern and maintain the Company’s ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company’s shareholders. The Company’s capital structure includes items classified in debt and shareholders’ equity (deficiency).

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company’s underlying assets.

As of January 31, 2019, the Company is not subject to externally imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 4).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are: Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, receivables, notes receivable, accounts payable and accrued liabilities, and convertible notes with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. Derivative liabilities are measured at Level 3 hierarchy.

24.	GENERAL AND ADMINISTRATIVE EXPENSE

General and administration expenses were comprised of the following for the years ended January 31, 2019 and 2018:

General and Administrative	2019	2018
Salaries and wages	$2,423,350	$4,649
Professional Fees and consulting	926,511	134,067
Accounting and legal	747,607	-
Travel and entertainment	880,828	135,526
Foreign exchange	484,550	-
License fees, taxes and insurance	422,331	-
Office Facilities and administrative	185,630	27,862
Shareholder Communications	48,731	20,754
Transfer agent and Filing Fees	38,158	17,717
Other	168,895	-
Total	$6,326,591	$340,575

p. 33

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

25.	RELATED PARTY TRANSACTIONS

During the year ended January 31, 2019, the Company entered in the related party transactions as described below.

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at the years ended January 31,:

	2019	2018	2017
Due to the President and CEO	$484	$19,455	$7,586
Due to current and former directors and officers of the Company	316,261	2,901	-
Due to a director and CFO of the Company	1,888	-	16,501
Due to former director of Oregon operations of EFF	301,213	-	-
Due to the CEO of EFF	301,213	-	-
Due to significant shareholder	31,759,648	-	-
	$32,680,707	$22,356	$24,087

The Company had the following transactions with related parties during the years ended January 31,:

	2019	2018	2017
Consulting fees paid to a director	$98,583	$-	$-
Salaries paid or accrued to directors and officers	1,113,900	4,881	4,605
Equity compensation for directors and officers	2,824,852	245,380	-
Convertible debenture interest paid to directors and officers	41,504	-	-
Rents paid to significant shareholder	93,000	-	-
	$4,171,839	$250,261	$4,605

Additional Related Party Transactions

Pursuant to a definitive agreement for the acquisition of Phantom Venture Group LLC and Phantom Brands, LLC of Oregon (together, "Phantom Farms"), a private company involved in the cannabis industry, of which, a Director of the Company is a principal owner, the Company paid $900,000 to be applied to the purchase consideration (Notes 8 and 31).

On June 26, 2018, a total of 965,000 stock options were granted to purchase common shares exercisable on or before June 25, 2021, at an exercise price of C$2.80 per share. In connection to these options, the Company recorded share based compensation expense of C$1,825,245.

On June 28, 2018, a director was granted a total of 100,000 stock options to purchase common shares exercisable on or before June 27, 2021, at an exercise price of C$2.80 per share. In connection to these options, the Company recorded a share based compensation expense of C$180,818.

Additionally, directors and officers of the Company have subscribed to the convertible debentures totaling a face value of $176,670.

During the year ended January 31, 2018, the Company:

(i)	settled C$9,000 of accounts payable and accrued liabilities through the issuance of 36,000 common shares to the former CEO

(ii)	settled C$12,000 of accounts payable and accrued liabilities through the issuance of 48,000 common shares to the former CFO

(iii)	granted a total 465,000 stock options to directors and officers in order to purchase common shares, exercisable on or before December 15, 2020, at an exercise price of C$0.65 per share.

p. 34

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

26.	TAXATION

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for years ended January 31, 2019 and 2018:

	2019	2018
Loss for the year	$(23,601,170)	$(599,471)
Statutory Tax Rates	27%	26%
Expected income tax (recovery)	(6,372,316)	(155,863)
Change in statutory, foreign tax, foreign exchange rates and other	1,297,693	-
Permanent differences	1,494,947	17,156
Share issue costs	(1,010,208)	-
Change in unrecognized deductible temporary differences	4,589,884	138,707
Total	$-	$-

Current income tax expense for the year ended January 31, 2019 is entirely foreign in nature and represents current and deferred taxation arising from business operations in the United States.

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows at January 31, 2019, 2018 and 2017:

	2019	2018	2017
Deferred tax assets (liabilities)
Exploration and evaluation assets	$974,824	$974,824	$931,609
Property and equipment	47,452	-	-
Share issue costs	809,716	1,550	-
Biological assets	58,573	-	-
Intangible assets	197,810	-	-
Marketable securities	2,325	2,325	2,302
Asset retirement obligation	14,723	14,723	13,948
Allowable capital losses	93,018	56,568	53,717
Non-capital losses available for future period	5,241,525	375,052	270,122
	$7,439,966	$1,425,042	$1,271,698
Unrecognized deferred tax assets	(7,439,966)	(1,425,042)	(1,271,698)
Net deferred tax assets	$-	$-	$-

p. 35

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

26.	TAXATION (continued)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows at January 31, 2019, 2018 and 2017:

		Expiry Date
	2019	Range	2018	2017
Temporary Differences
Exploration and evaluation assets	$3,611,809	No expiry date	$3,611,809	$3,583,704
Property and equipment	225,963	No expiry date	-	-
Share issue costs	2,998,633	2038 to 2041	5,424	-
Biological assets	278,920	No expiry date	-	-
Intangible assets	941,954	No expiry date	-	-
Marketable securities	15,498	No expiry date	15,498	15,348
Asset retirement obligation	54,243	No expiry date	54,243	53,717
Allowable capital losses	344,223	No expiry date	209,223	207,195
Non-capital losses available for future periods	19,751,990	Varies	1,389,396	1,040,579
Canada	$18,228,212	2026 to 2039	$1,389,396	$1,040,579
USA	$1,523,778	No expiry date	$-	$-

Tax attributes are subject to review, and potential adjustment, by tax authorities.

The United States enacted the ''Tax Cuts and Jobs Act" (''Tax Act"), which lowered the U.S. statutory tax rate from 34% to 21% effective January 1, 2018. As a result, the Company applied a U.S. statutory federal income tax rate of 21% for the fiscal year ended January 31, 2019.

Since the Company operates in the United States cannabis industry, the Company is subject to U.S. Internal Revenue Code section 280E for U.S. federal income tax purposes; and therefore, is subject to the disallowance of ordinary and necessary business deductions for income tax purposes pursuant to section 280E. Consequently, the Company is only allowed to deduct 1) direct production costs and indirect production costs incident to and necessary for production and 2) costs incurred to purchase goods that are resold, including transportation or other necessary charges incurred in acquiring possession of the goods. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC section 280E. However, the State of Oregon does not conform to IRC section 280E and thus the Company deducts all operating expenses on its Oregon corporate tax return. Additionally, the State of Nevada does not assess income tax and therefore no income tax provision for Nevada has been calculated.

27.	Transaction costs

Transaction costs totaled $10,134,732 for the year ended January 31, 2019 ($nil – 2018). These costs are comprised as follows:

	January 31,	January 31,
	2019	2018
Acquisition of subsidiaries	$2,154,102	$-
Impairment of goodwill (Note 10)	5,160,741
Financing commissions	2,819,889	-
	$10,134,732	$-

p. 36

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

28.	SIGNIFICANT EVENTS

On November 6, 2018, through its agent in the Ukraine, the Company entered into transactions to acquire a license issued by the State Service of Ukraine on Medicines and Drugs Control to import high-quality raw CBD extracts and concentrates, to import finished CBD products, to conduct processing of raw CBD into commercial consumer products, to undertake wholesale distribution of CBD and CBD finished products and to re-export CBD concentrates and CBD processed products to Europe and internationally. The license does not include the ability to process hemp or cannabis into CBD extracts. The Company does not currently have control over the entity holding the license and as such, the Company has placed its Ukrainian investment on care and maintenance. The Company has recorded a provision in the amount of $448,988 against advances made for this project.

29.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

Pursuant to the terms of an agreement dated July 12, 2018, a vendor agreed to provide online marketing services to the Company. A dispute has arisen regarding the vendor's performance and entitlement to compensation for the services. Specifically, in addition to certain cash payments, the vendor has claimed that it is entitled to 1,800,000 common shares of C21 without conditions or restrictions. C21 denies that the vendor is entitled to the shares or, if it is, that the shares are to be issued at an exercise price of C$2.30 per share. It is too early to predict the outcome of this claim.

30.	Legal proceedings

On May 1, 2019, the Company received notice of a complaint filed on April 29, 2019 by two current owners of Proudest Monkey Holdings, LLC, the former sole member of EFF, alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Phantom Brands LLC, three Directors, two Officers, and one former employee. The Company wholly denies the allegations and claims of wrongdoing made in the lawsuit and intends to both defend and counterclaim through the lawsuit. Given that this legal proceeding is in a premature stage and the Company expects to prevail, no provision is recorded.

p. 37

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

31.	SUBSEQUENT EVENTS

Subsequent to January 31, 2019, the Company entered into the following transactions:

(a)

On February 4, 2019, the Company completed the acquisition of 100% of the membership interest held in Phantom Farms, which encompasses the following limited liability companies: Phantom Distribution, LLC, 63353 Bend, LLC, 20727-4 Bend, LLC, 4964 BFH, LLC, Phantom Venture Group, LLC, and Phantom Brands, LLC. Phantom Farms has outdoor cannabis cultivation facilities totalling 80,000 square feet with an additional 40,000 square feet under development in Southern Oregon. Phantom Farms also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory, and a 7,700 square foot state-of-the-art indoor grow facility in Central Oregon.

In consideration for 100% of the membership interest of Phantom Farms, the Company paid total consideration of $7,049,260 consisting of:

(i)	the issuance of 2,670,000 common shares on closing valued at a price of C$1.23 per common share;

(ii)	the issuance of 1,700,000 share purchase warrants of the Company, each warrant exercisable for one common share at a price of C$1.50 per common share; and

(iii)

issuance of earnout shares up to a maximum of 4,500,000 common shares, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of the Company or change of control of the Company at certain stock price valuation targets (50% of the earnout shares issuable upon change of control of the Company at a valuation of C$3.00 per common share or more; 100% of the earnout shares issuable upon change of control of the Company at a valuation of at least C$5.00 per common share).

- $ -
Cash	13,121
Receivables	166,346
Inventory	884,113
Biological assets	75,499
Other assets	52,234
Property and equipment	92,501
Right-of-use asset	2,280,906
Lease liability	(2,251,445)
Goodwill	5,877,094
Accounts payable and Accrued liabilities	(141,109)
Total assets and liabilites acquired	7,049,260
Common shares issued	2,507,138
Stock warrants issued	793,745
Consideration payable	3,748,377
Total consideration	7,049,260

The Company is contracted to purchase SDP Development Group, LLC ("SDP"), which is the company that owns all real estate properties used in connection with Phantom Farms’ cannabis cultivation and distribution operations. The purchase of SDP is anticipated to close on October 15, 2020, at which point the Company will acquire 100% of SDP's membership units for an aggregate purchase price of $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at a deemed price of $3.00 per common share.

p. 38

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

31.	SUBSEQUENT EVENTS (continued)

The purchase price allocation for acquisitions reflect various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected. The Company expects to finalize the accounting for the acquisition by January 31, 2020.

(b)

On February 6, 2019, the Company granted incentive stock options to certain employees entitling them to purchase an aggregate of 710,000 common shares of the Company at an exercise price of C$1.11 vesting over a 2-year period, expiring at close of business on February 5, 2022.

(c)	On February 7, 2019, the Company issued 977,479 shares to a vendor of EFF upon conversion of a portion of the convertible promissory note payable.

(d)	Subsequent to January 31, 2019, 702 warrant debentures have been exercised for gross proceeds of C$702,000.

(e)

On May 10, 2019, the Company closed on the purchase of the building and land that EFF was previously leasing. The purchase price was $3,800,000 less the assumed mortgage of $513,294. Remaining consideration of $3,286,706 was paid in 3,983,886 shares with a deemed price of $0.825.

(f)

On May 24, 2019, the Company completed the acquisition of 100% of the common shares held in Swell Companies Limited ("Swell"). In consideration for 100% of the common shares of Swell, the Company paid total consideration consisting of:

(i)	$500,000 cash payable on or before July 1, 2019; $350,000 cash payable on or before September 30, 2019;

(ii)	$730,520 of indebtedness of Swell payable upon close; assumption of $1,000,000 liability in the form of convertible note;

(iii)	1,266,667 Common Shares of C21 upon close;

(iv)	1,200,000 warrants to purchase common shares of C21 with an exercise price of C$1.50/share;

(v)	456,862 common shares of C21 on November 23, 2020;

(vi)

2,450,000 common shares issuance on May 24, 2021. Upon the vendors’ election, up to $5,000,000 in cash to be received 24 months from the closing date if the average closing price of the Company’s shares over the 15 trading days immediately preceding the payment date is less than C$3.75. If the vendors elect to take cash, share issuable would be reduced to 783,333;

(vii)

Issuance of up to a maximum of 6,000,000 earnout common shares, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21, and 50% of the earnout shares upon change of control of C21 and 100% of the earnout shares upon change of control of C21 at a valuation of at least C$5.00 per share.

p. 39

C21 INVESTMENTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2019 AND 2018
(Expressed in U.S. dollars, unless otherwise stated)

31.	SUBSEQUENT EVENTS (continued)

(g)

On May 28, 2019, the Company completed a non-brokered private placement financing of 5,589,493 units of the Company at a price of C$1.38 per unit, for total gross proceeds of C$7,713,500. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable for one additional common share of the Company at an exercise price of C$1.83 per warrant share for a period of one year.

	(h)	As at May 31, 2019, the following debentures have been converted to common shares:

		a.	from the December 31, 2018 convertible debenture issuance (Note 13) - C$1,416,000 of debentures converted to 1,770,000 common shares; and

		b.	from the January 31, 2019 convertible debenture issuance (Note 13) - C$280,000 of debentures converted to 350,000 common shares.

p. 40